FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

EXTRAORDINARY GENERAL MEETING

19 April 2013

Draft resolutions — Board remarks

on the Meeting’s agenda

1.              Reduction in the ordinary share capital of the Bank through simultaneous (i) increase in the nominal value of each common registered voting share of the Bank and reduction in the aggregate number of such shares by means of a reverse split, and (ii) reduction in the nominal value of each common voting share of the Bank (as it stands after the reverse split), in order to form an equivalent special reserve, as per article 4.4a of the Companies Act. Amendment of Article 4 of the Bank’s Articles of Association. Granting of authorities.

Quorum:	2/3 of total common shares with voting rights
Majority:	2/3 + 1 of the votes represented (in person or by proxy)

With a view to enhancing the stability of the Greek banking sector, it has been decided to recapitalize Greek systemic banks so as to address the impact on them of, inter alia, the restructuring of the Greek public debt. The terms of the bank recapitalization are set out in Law 3864/2010 as amended, Council of Ministers Acts 15/2012 and 38/2012 and the general provisions of Codified Law 2190/1920 (“the Companies Act”), where not conflicting with the said special provisions on share capital increases of companies (hereinafter, the Recapitalization Programme). In implementation of the Recapitalization Programme, the Bank has entered, as at 21 December 2012, into a Codified Subscription Agreement (the Subscription Agreement) with the Hellenic Financial Stability Fund (hereinafter, the HFSF) and the European Financial Stability Fund (the ESFS).

In accordance with the Recapitalization Programme and the Subscription Agreement, the Bank is obliged to carry out a share capital increase under the terms and limitations provided for therein. The said terms include the determination of the offer price of the new shares to be issued in connection with the said increase in the Bank’s share capital, for which, among other things, the market price of NBG shares over the last fifty (50) trading days prior to the determination date is taken into consideration.

Since the current market value of NBG shares is lower than their nominal value, and given that, on the one hand, the offer price under the share capital increase in the context of the recapitalization process shall be determined on the basis of the average market price over the last fifty (50) days prior to the determination date and, on the other, given the relative limitations under ordinary company law, there is need to reduce the nominal value of the Bank’s common shares in order to make it possible to effect an increase in the Bank’s share capital, as outlined above and in accordance with article 14.2 of the Companies Act (which forbids issuance of shares at a price lower than the nominal value).

To this end, it is proposed to the Extraordinary General Meeting of Shareholders to simultaneously (i) increase the nominal value of each common registered voting share of the Bank from EUR 1.00 to EUR 10.00 and reduce the aggregate number of the Bank’s old common registered shares from 1,226,601,200 to 122,660,120 new common registered shares with voting rights by means of a reverse split at a rate of ten (10) old common shares of the Bank to one (1) new common share of the Bank, and (ii) reduce the nominal value of each common registered voting share of the Bank (as it stands after the reverse split) from EUR 10.00 to EUR 0.30, in order to form an equivalent special reserve amounting to EUR 1,189,803,164 as per article 4.4a of the Companies Act.

Any fractions of shares arising from the reverse split and the reduction in the share capital, as above, shall be sold by the Bank as soon as possible, as per the applicable stock market legislation.

Accordingly, Article 4 of the Bank’s Articles of Association should be amended as follows:

1) Amendment to Article 4 par. 1 as follows:

“1.The Bank’s share capital amounts to Euro 1,394,298,036 and is divided into: (a) 122,660,120 ordinary shares of a nominal value of Euro 0.30 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) hereinbelow, of a nominal value of Euro 0.30 each, and (c) 270,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, as defined in par. 2(xlix) and 2(liv) hereinbelow, of a nominal value of Euro 5.00 each”.

2) Addition of the following point in paragraph 2 of article 4:

(lx) By resolution of the EGM of [•] the Bank’s share capital decreased by Euro 1,189,803,164 through simultaneous (i) increase in the nominal value of each common registered voting share of the Bank to Euro 10.00 from Euro 1.00 and reduction in the aggregate number of former common registered shares of the Bank to 122,660,120 new common registered voting shares of the Bank from 1,226,601,200 by means of a reverse split at a rate of ten (10) former common shares to one (1) new common share of the Bank, and (ii) reduction in the nominal value of each common voting share of the Bank (as it stands after the reverse split) to Euro 0.30 from Euro 10.00, in order to form an equivalent special reserve of Euro 1,189,803,164, as per article 4.4a of the Companies Act. Accordingly, the Bank’s share capital stands at Euro 1,394,298,036, divided into (a) 122,660,120 common shares of a nominal value of Euro 0.30 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) hereinbelow, of a nominal value of Euro 0.30 each, and (c) 270,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, as defined in par. 2(xlix) and 2(liv) hereinbelow, of a nominal value of Euro 5.00 each”.

In addition, it is recommended that the Executive members of the Board of Directors be authorised to proceed with all the requisite actions, declarations, applications and submission of documents, acting on a sole or joint basis, for the implementation of the resolutions hereinabove, the granting of licences and approvals by the Bank of Greece, the Athens Exchange, and the Hellenic Ministry of Development as well as any other related issue, with the option to further appoint one or more Bank officers to this end.

2.              Issuance, in implementation of Law 3864/2010 and Council of Ministers’ Act 38/2012 and pursuant to the provisions thereof, of unsecured, perpetual and subordinated bonds, contingently convertible into common, dematerialized, registered voting shares of the Bank, redeemable by the Bank in a total principal amount of up to EUR 1,900 million (to be determined by the Bank of Greece), to be paid by contribution in kind, offering them through private placement and cancelling the pre-emption rights of the shareholders of the Bank. Granting of authorities to the Board of Directors of the Bank to carry out the actions required to issue and offer the bonds as per the terms for covering the share capital increase as described in agenda item 3 below.

Pursuant to the Recapitalization Programme, the Bank is entitled to issue contingent convertible bonds (CoCos) which will be covered in their entirety by the HFSF against contribution in kind to the Bank in the form of EFSF bonds, the issuance of which must follow or precede the Bank’s capital strengthening through its share capital increase with the issuance of new, common shares, pursuant to Council of Ministers Act 38/2012.

Pursuant to the above, it is proposed that the EGMS approve the issuance of contingent convertible bond loan, the main terms of which, as per Article 2, Council of Ministers’ Act 38/2012, are as follows:

Size of bond loan in terms of principal: up to the amount of EUR 1,900 million, with the maximum amount to be defined pursuant to Council of Ministers Act 38/2012, i.e. the amount arising from the difference between the amount of the total capital requirements of the Bank, as determined by the Bank of Greece (EUR 9,756 million) and the amount determined by the Bank of Greece under subcase (aa) of case (a) of Article 1.1 of Council of Ministers Act 38/2012. The Board of Directors proposes that the General Meeting authorize the Board of Directors to carry out the actions required to complete the said issuance of the bond loan and, inter alia, decide on the final loan amount up to EUR 1,900 million.

Nominal value: the aforesaid CoCos are issued at their nominal value. The nominal value of issuance for the CoCos will be determined by the Bank’s Board of Directors at the time the decision regarding their issuance and offering is made. The nominal value of the shares that arise from the conversion of the CoCos may not be higher than the nominal value of the converted bonds.

Maturity: the said bonds are perpetual, without maturity date, unless they are acquired by the Bank or converted by the HFSF, as set out below.

Conversion Right / Conversion Price: The conversion price and the general bond conversion procedure will be governed by the provisions of Article 2, par. 9-16 of Council of Ministers Act 38/2012.

Specifically:

Five (5) years after the bond issuance date, the outstanding principal of the bonds will be mandatorily converted into common shares of the Bank.

The conversion price of the said bonds into common shares of the Bank will be equal to 50% of the offer price of common shares to be issued in the context of the Bank’s share capital increase through the issuance of common shares pursuant to Law 3864/2010 and will be covered by the HFSF. The conversion price will be adjusted in the event of corporate actions.

The HFSF will immediately convert all of the said bonds into common shares of the Bank at the conversion price set out hereinabove, in that event that, while the Bank’s capital strengthening includes a share capital increase with the issuance of common shares, the minimum private sector participation required, i.e. 10%, will not suceed.

Interest rate: The said bonds yield contractual interest posted at an annual interest rate of 7%, increased by 50 bp annually. Interest sums will be paid on an annual basis in cash, unless the interest payment is replaced by payment in kind, as set out in the following paragraph. Interest payment in cash shall be automatically replaced, if measures so require, by payment in kind, through the issuance of new common shares of the Bank at an offer price equal to the average stock market price of the share during the fifty (50) trading days prior to the date on which interest was due, in the following cases:

(a) in the event that the payment of any amount of interest whatsoever by the credit institution in cash will result in failure to comply with the obligation to meet minimum capital adequacy requirements and, specifically, the minimum Core Tier I ratio, or

(b) in the event of inadequate sums for distribution, when such payment may entail the risk, according to the Bank of Greece, that the credit institution cannot comply with the obligation to meet the minimum capital adequacy requirements and, specifically, the minimum Core Tier I ratio.

Distributable funds are defined as the Bank’s net profits on a consolidated basis for the financial year prior to interest due date.

The Bank is entitled, in any case, to decide not to pay interest on the bonds. In this case, interest will not fall due and a termination event vis-a-vis the bond loan contract will not have taken place; instead, the bonds in their entirety shall be mandatorily converted (on the basis of the total principal plus interests) into common shares of the Bank, at a conversion price equal to 65% of the average stock market price of the share during fifty (50) trading days prior to the date on which interest fell due. Before deciding on non-payment of interest, the Bank must effect a reduction in its share capital and/or the number of its existing common shares, to the extent required, in order to enable the conversion of bonds at the conversion price stated in this paragraph.

Ranking of relevant claims: The bonds will incorporate immediate, unsecured subordinated claims by the holder vis-à-vis the Bank, ranked as follows:

(a) They shall be satisfied after the claims of: (aa) depositors or other senior creditors of the Bank, and (bb) junior creditors including holders of securities ranked under supplementary Tier I capital,

(b) They shall be satisfied in the same rank: (aa) among themselves without any kind of preference order, (bb) together with those creditors whom it is agreed belong to the same rank as the claims deriving from the bonds, and (cc) with the holders of other financial instruments ranked in Core Tier 1, except for (c) below, and

(c) They shall be satisfied before the claims of the Bank’s ordinary shareholders and other financial instruments belonging to the same rank as common shares of the Bank.

Acquisition right or right of amendment of the terms unilaterally by the Bank: The Bank is entitled at any time, at its own discretion, to buy back the bonds, in all or in part, at their issuance price plus accrued and unpaid interest, following prior written approval by the Bank of Greece, which approval is granted on the following conditions: (a) the bonds to be repurchased have been replaced or will be replaced by regulatory capital of equivalent or better quality, and (b) the Bank has provided to the Bank of Greece sufficient, in its judgment, evidence that following the said repurchase, its equity capital will exceed the minimum Core Tier 1 capital adequacy ratio and any other capital requirements applicable from time to time, taking into account the decisions of the Bank of Greece regarding the Bank’s capital requirements.

The bonds which are repurchased by the Bank shall be cancelled following prior approval and pursuant to the regulations of the Bank of Greece.

Obligations of the Bank for as long as the bonds are in place:  As long as the bonds are in place: (a) the Bank is not entitled to distribute dividends to the ordinary shareholders, and (b) any amount normally intended for distribution to the ordinary shareholders will be allocated pro rata for the payment of interest posted on the bonds, interest or dividends to creditors of the same category and the repurchase of bonds and securities held by creditors of the same category with the bonds.

The aforesaid Bank obligations under (a) and (b) are applicable in any case of distribution to the ordinary shareholders, including, in particular, cases of dividend or asset distribution, share buy-back, and refund of share capital, subject to the provisions of Article 1 of Law 3723/2008 and Article 28.2 of Law 3756/2009 (A 53).

It is further proposed to the shareholders that the Bank issue the said convertible bond loan, cancelling pre-emption rights for the reasons cited in the Report of the Board of the Bank dated 9-4-2013, under Article 13.10 of the Companies Act, as cited below:

“Report of the Board of the Bank under Article 13.10 of the Companies Act regarding the pre-emption rights and the offer price of contingently convertible bonds to be issued in implementation of law 3864/2010 and Council of Ministers’ Act 38/2012

A. Issuance, in implementation of Law 3864/2010 and Council of Ministers Act 38/2012 and pursuant to the provisions thereof, of unsecured, perpetual and subordinated bonds, contingently convertible into common, dematerialized, registered voting shares of the Bank, redeemable by the Bank in a total principal amount of up to EUR 1,900 million (to be determined by the Bank of Greece), to be paid by contribution in kind, offering them through private placement and cancelling the pre-emption rights of the shareholders of the Bank — Issuance terms.

The Bank is entitled to raise funds, pursuant to the terms and limitations of Law 3864/2010, as amended, of the Council of Ministers Acts 15/2012 and 38/2012 and the general provisions of the Companies Act (Codified Law 2190/1920), provided that the latter conform with the said special provisions regarding corporate share capital increases (the Recapitalisation Programme), either through the issuance of contingently convertible bonds, governed by the terms of Article 2 of Council of Ministers Act 38/2012 or through share capital increase with the issuance of new common shares. This is reiterated in the Codified Subscription Agreement dated 21.12.2012 (the Subscription Agreement) between the Bank, the Hellenic Financial Stability Fund (the HFSF) and the European Financial Stability Fund (the EFSF).

In view of the above and endeavouring to increase the likelihood of attaining the 10% private participation in the share capital increase through the issuance of common shares, the Board proposes to the Extraordinary General Meeting of Shareholders of the Bank the issuance of a contingently convertible bond loan totalling up to EUR 1,900 million, with the maximum amount to be defined pursuant to Council of Ministers Act 38/2012, i.e. the amount arising from the difference between the Bank’s aggregate capital adequacy requirements, as determined by the Bank of Greece (EUR 9,756 million) and the amount determined by the Bank of Greece as per subcase (aa) under case (a) of par. 1, Article 1 of Council of Ministers Act 38/2012. In addition, the Board proposes that the EGM authorize the Board to carry out the actions required to complete the said issuance of the bond loan and, inter alia, decide on the final loan amount up to EUR 1,900. This final amount will be covered in toto by the HFSF against contribution in kind to the Bank of EFSF bonds, the terms of which are expressly set out in Article 2 of Council of Ministers Act 38.

B. Reasons for cancelling the pre-emption rights of common and preference shareholders in the issuance of contingently convertible bonds under Law 3864/2010 and Council of Ministers Act 38/2012

The Board deems the said cancellation to be appropriate, since Article 5.6 of the Bank’s Articles of Association provides for pre-emption rights of NBG shareholders in cases of issuance of bonds convertible into common shares of the Bank.

Pursuant to Article 2.5 of Council of Ministers Act 38/2012, the said bonds may be held only by the HFSF or the Bank, in the event that it exercises the right to buy-back such bonds.

The cancellation of the pre-emption rights of the Bank’s shareholders is in this case imposed by law, since, in accordance with the above, only the HFSF (or the Bank in the event that it exercises the right to buy back such bonds) is entitled to hold contingently convertible bonds issued in the context of implementing the Recapitalization Programme.

C. Justification for the offer price and conversion price of the contingently convertible bonds issued under Law 3864/2010 and Council of Ministers Act 38/2012

The terms of issue of the said bonds are expressly provided for under Article 2 of Council of Ministers Act 38/2012 and no financial institution is entitled to diverge therefrom.

The determination of the offer price and the calculation of the conversion price of the said bonds are included in the above terms.

Specifically, Article 2.5 of the said Act stipulates that the said bonds shall be issued at their nominal value. The absolute figure of the nominal value thereof shall be determined by the Bank’s Board upon taking a decision on their issuance and offer.

In accordance with Article 2.10 of the same Act, the said bonds shall be converted to common shares of the Bank at a price equal to 50% of the offer price of the common shares to be issued in connection with the increase in the share capital of the Bank by issuing common shares in accordance with Law 3864/2010, and shall be covered by the HFSF.

The said bonds may be converted only in the cases expressly stated in Article 2 of Council of Ministers Act 38.”

Furthermore, it is proposed to grant authorization to the Board to proceed with any action necessary for the issuance and offer of the said convertible bonds pursuant to the terms for covering the increase proposed under the 3rd item on the agenda.

3.              Increase in the share capital of the Bank to raise funds up to EUR 9,756 million by issuing new common registered voting shares, in accordance with Law 3864/2010,  through payment in cash and/or contribution in kind with pre-emption rights for the Bank’s existing shareholders in respect of the part of the increase that may be covered by cash, and cancellation of pre-emption rights in respect of the part of the increase that may be covered by contribution in kind. Cancellation of the pre-emption rights of preference shareholders of the Bank in the said increase. Granting of authorities to the Board of Directors to determine the offer price of the new shares (pursuant to article 13.6 of the Companies Act), and to specify the terms of the said share capital increase.  Amendment of Article 4 of the Bank’s Articles of Association.

Required quorum:	2/3 of total ordinary voting shares
Required Majority:	2/3 of the total voting rights (present or represented) plus (+) one vote (present or represented)

As stated above in respect of the first item on the Agenda, the Bank is under obligation to raise funds through a share capital increase in line with the terms and limitations provided for in the Recapitalization Programme (as defined under the first item on the Agenda).

Having regard to the terms and limitations provided for in the Recapitalization Programme, as well as the terms agreed in the Subscription Agreement, the Board of Directors proposes to shareholders that an increase in the Bank’s ordinary share capital be carried out through the issuance of new common registered voting shares, under the terms below (hereafter the “Increase”):

(A) (a) Amount of Increase / number of new shares: The Bank of Greece has decided that the Bank should raise total funds of EUR 9,756 million in order to comply with the applicable legislation on minimum regulatory capital and Council of Ministers Act 38. Accordingly, without prejudice to the provisions of the second item hereinabove and the terms and conditions for the Coverage, as described under this item, the Bank will increase its share capital by up to EUR 9,756 million, including any premium amounts raised (the Total Increase), by issuing new dematerialized common registered voting shares of the Bank, the number of which will be equal to the amount resulting from the Total Increase divided by the specified offer price of the new shares (the New Shares). The nominal amount of the increase in the ordinary share capital of the Bank will be equal to the number of New Shares multiplied by their nominal value (the Nominal Increase). The nominal value of the New Shares will be set at EUR 0.30, as will have emerged following the approval and implementation of the company actions described under the first item on the Agenda.

No fractions of New Shares will be issued and the New Shares will be entitled to a dividend on the profits of 2013, provided the Bank is allowed to distribute dividends under the applicable legislation.

The Total Increase amount will be distributed as defined in the Report of the Bank’s Board of Directors as per Article 9.1 of Law 3016/2002, Article 4.1.4.1.2 of the Athens Exchange Rulebook, and Article 13.10 of the Companies Act, as amended and applicable, which is reproduced in full under point (B) (the Board Report) hereinbelow.

(b) Offer Price: granting of authorization to the Board of Directors, pursuant to Article 13.6 of the Companies Act, to determine at a point in time subsequent to the EGM approving the Increase the offer price of the New Shares (the Offer Price) and to take any other action that may be deemed necessary by law or by the Board of Directors in order to set the Offer Price in compliance with the provisions of the Companies Act. The said authorization shall be valid for one (1) year after it has been granted and, in respect of the implementation time of the actions for which it is granted, and the content and effect of such actions, shall be exercised in full compliance with the provisions of Council of Ministers Act 38 and the Companies Act, and with particular regard to the fact that according to Council of Ministers Act 38/2012 the offer price of the New Shares concerning the part of the Increase that may be covered by cash be lower than the part of the Increase that may be covered by contribution in kind. Likewise, the Board of Directors is authorized to determine the absolute number of New Shares to be issued under the Increase, on the basis of the Offer Price determined by the Board, as above.

As stated in the Board Report, it is proposed that the Offer Price may be higher than the market price of the Bank’s share as at the ex-right date.

Any premium amount arising from the issuance of New Shares will be credited to the special reserve formed from the Share Premium Account.

(c) Increase coverage: the option to cover the Increase partly by cash and partly by contribution in kind.

Specifically:

(1) an amount up to EUR 975.6 million of the Total Increase, may be covered by cash, retaining the pre-emption rights in respect of this part for the existing common shareholders of the Bank and cancelling the pre-emption rights in respect of the same part for the preference shareholders of the Bank (the In Cash Increase), while

(2) an amount up to EUR 9,756 million of the Total Increase, i.e. the total thereof, may be covered by contribution in kind and, more specifically, by contribution of EFSF-issued bonds held by the HFSF, this option of coverage being reserved by the Bank only for the HFSF, cancelling the pre-emption right for all the other, whether common or preference, shareholders of the Bank, as per the provisions of Article 5 of the Bank’s Articles of Association (the In Kind Increase).

It should be noted that with regard to the implementation of the Recapitalization Programme and the Subscription Agreement, the Bank has already obtained from the HFSF bonds owned by the HFSF and issued by EFSF of total nominal value of EUR 7,430.0 million and EUR 2,326.0 million on 28 May and 21 December, respectively, as an advance payment for participation in the Bank’s share capital increase under the Recapitalization Programme and the Subscription Agreement.

In respect of the coverage of the Increase the Board of Directors proposes in particular that:

(a) in the event that the coverage of the In Cash Increase falls short of EUR 975.6 million, the Increase be covered as follows:

(a.1) if the In Cash Increase has been covered by a cash amount of at least EUR 800 million, the In Cash Increase shall be considered covered by the amount actually paid up, and the remaining amount multiplied by ten that had been calculated in the In Cash Increase may be covered by taking up from the HSFS contingent convertible bonds (CoCos), which the Bank may issue, in accordance with the second item on the present agenda, so that the Total Share Capital Increase is limited respectively and the 10% participation of the private sector in the Total Increase is attained by covering the In Cash Increase.

(a.2.) if the In Cash Increase has been covered in cash in an amount of less than EUR 800 million, those who exercised pre-emption rights and, if any, Subscription Rights, shall be entitled to opt between either (i) keeping the coverage application they have filed with the Bank in effect, regardless of the fact that a cash amount of less than EUR 800 million has been paid, or (ii) revoking the aforesaid coverage application, being entitled to a refund from the Bank, without interest, for any amount they have paid to participate in the Increase. More specifically, the said coverage application shall clearly set out the aforesaid options available to those exercising these rights, enabling them to state whether they wish the coverage application they have filed to remain in effect even if the In Cash Increase is not covered by the minimum cash amount of EUR 800 million. The said procedure shall be set out in detail in the Information Circular to be released by the Bank regarding the tender offer for the new common shares to be issued under the Increase and their listing on the ATHEX.

(b) In any case, if any part of the amount calculated in the In Cash Increase remains uncovered, despite the provisions of (a.1.) and (a.2.) hereinabove, it shall be covered by the HFSF, as per the proposals regarding the In Kind Increase and pursuant to the Recapitalization Programme. The HFSF will cover the Increase in toto even if a zero amount is paid for the In Cash Increase.

(d) Pre-emption rights: In respect of the In Cash Increase, the granting of a pre-emption right in the said part of the Increase to the existing ordinary shareholders of the Bank in line with their participation in the ordinary share capital of the Bank, and a subscription right (to be exercised concurrently with the exercise of the pre-emption right) for coverage, on their part, over the number of New Shares without restriction (the Subscription Right). The exercise of Subscription Rights will be possible if those who exercised such rights have fully exercised their pre-emption rights such as pertain to them, and the satisfaction of the Subscription Rights will be possible insofar as unsubscribed New Shares have resulted from the exercise of pre-emption rights. If the New Shares remaining unsubscribed after the exercise of pre-emption rights are not sufficient to fully satisfy the requests/applications as per the exercise of the Subscription Rights, such requests will be satisfied pro rata.

It is proposed that the following persons be given pre-emption rights in the In Cash Increase:

•                  all shareholders of the Bank who are listed in the Helex DSS as at the second working day after the ex-rights date (as per article 5.2 of the Athens Exchange Rulebook, as currently in force), provided they still hold these rights as at the date they exercise them, and

•                  all those who acquire pre-emption rights in the period when such rights are negotiated on the ATHEX.

If shares remain unsubscribed, despite the exercise, as above, of the pre-emption rights and the Subscription Right, the Board of Directors may, in accordance with article 13.8 of the Companies Act, offer them, at its discretion, to any person, under the relevant conditions specified in the Companies Act and Council of Ministers Act 38/2012.

If the minimum amount of EUR 800 million is paid to the In Cash Increase, i.e. if the minimum percentage private sector participation is attained, as per Article 7.1 of Law 3864, in the proposed share capital increase, taking into consideration the possible issuance and offer of CoCos, as defined in the second item on the agenda, investors who participated in the Increase are entitled to receive free of charge, under Article 7.4 of Law 3864/2010 and Article 3 of Council of Ministers Act 38/2012, titles representing ownership of shares (warrants) issued by the HFSF at a ratio of one warrant to each new common share of the Bank that they may acquire. These warrants may be freely transferred and shall be delivered to the beneficiaries along with the new common shares. Each warrant incorporates the right of its holder to purchase from the HFSF a predefined number of common shares of the Bank at a price that shall be determined in accordance with par. 3 of Council of Ministers Act 38/2012, which shares shall be obtained by the HFSF by virtue of its participation in the proposed Increase.

The features of these titles representing ownership of common shares of the Bank are explicitly set out in Article 3 of Council of Ministers Act 38/2012.

As regards the In Kind Increase and the right to participate in it, the Board proposes cancellation, in accordance with the Bank’s Articles of Association (Article 5.6), of the pre-emption rights of both common and preference shareholders for the reasons set out in the Board Report and that this Increase be covered solely by the HFSF with the contribution of EFSF bonds or other financial instruments of the EFSF in implementation of the Recapitalization Programme.

(e) Deadline for exercising pre-emption rights

It is proposed that the deadline for existing shareholders of the Bank to exercise their pre-emption rights be set at a minimum of 15 days commencing, in any event, as of the date on which the offer price of the New Shares is determined by the Board and in accordance with applicable company and stock market law.

(f) Coverage deadline

It is proposed that the timeframe allowed for coverage of the New Shares be at least 16 days commencing, in any event, as of the date on which the offer price of the New Shares is determined by the Board and in accordance with applicable company and stock market law.

(g) Granting of authorities to the Board: Besides the granting of authorities to the Board of the Bank pursuant to Article 13.6 of the Companies Act, it is proposed that authorities be granted to the Board generally for any other more specific issues relating to the Increase, including:

(1) setting the ex-rights date, beneficiaries date, as well as the commencement and expiry of the period for exercising the pre-emption and Subscription Rights, and any other procedural and technical detail with regard to the exercise of pre-emption and Subscription rights;

(2) defining the procedure for refunding the funds committed in the event that the exercised pre-emption and Subscription Rights are not satisfied, and;

(3) preparing and finalizing the Information Circular for the Offer and the listing of the New Shares, and approval of such by the Capital Market Commission.

(B) In respect of the above, the Board shall submit to the General Meeting a Board Report in compliance with Article 9.1 of Law 3016/2002, Article 4.1.4.1.2. of the Athens Exchange Rulebook and Article 13.10 of the Companies Act, as amended and applicable, stating the following:

“Report of the Board of the Bank in implementation of Article 9.1 of Law 3016/2002, Article 4.1.4.1.2. of the Athens Exchange Rulebook in respect of the Increase in the Common Share Capital of the Bank in compliance with Law 3864/2010 and Article 13.10 of the Companies Act in respect of the cancellation of pre-emption rights, as amended and applicable.

A.1. Share Capital Increase — Terms of the Increase

The Bank is required to raise funds by increasing its share capital, in accordance with the terms and limitations of Law 3864/2010, as amended and in effect, Council of Ministers Acts Nos 15/2012 and 38/2012 and the general provisions of Companies Act, wherever such provisions are not in conflict with the above special provisions regarding increase in companies’ share capital (the Recapitalization Programme), as well as the Codified Subscription Agreement (the Subscription Agreement) entered into between the Bank, the Hellenic Financial Stability Fund (the EFSF) and the European Financial Stability Fund (the EFSF).

Taking into consideration the terms of the Recapitalization Programme and of the Subscription Agreement, it is proposed that the Bank’s common share capital be increased by issuing new common registered voting shares, under the following terms (the Increase):

(A) (a) Amount of Increase / number of new shares: The Bank of Greece has decided that the Bank should raise total funds of EUR 9,756 million in order to comply with the applicable legislation on minimum regulatory capital and Council of Ministers Act 38. Accordingly, without prejudice to the provisions of the second item hereinabove and the terms and conditions for the Coverage, as described under this item, it is proposed that the Bank will increase its share capital by up to EUR 9,756 million, including any premium amounts raised (the Total Increase), by issuing new dematerialized common registered voting shares of the Bank, the number of which will be equal to the amount resulting from the Total Increase divided by the specified offer price of the new shares (the New Shares). The nominal amount of the increase in the ordinary share capital of the Bank will be equal to the number of New Shares multiplied by their nominal value (the Nominal Increase). The nominal value of the New Shares will be set at EUR 0.30, as will have emerged following the approval and implementation of the company actions described under the first two items on the Agenda.

No fractions of New Shares will be issued and the New Shares will be entitled to a dividend on the profits of 2013, provided the Bank is allowed to distribute dividends under the applicable legislation.

The amount of the Total Increase shall be offered as described herein.

(b) Offer Price: granting of authorization to the Board of Directors, pursuant to Article 13.6 of the Companies Act, to determine at a point in time subsequent to the EGM approving the Increase the offer price of the New Shares (the Offer Price) and to take any other action that may be deemed necessary by law or by the Board of Directors in order to set the Offer Price in compliance with the provisions of the Companies Act. The said authorization shall be valid for one (1) year after it has been granted and, in respect of the implementation time of the actions for which it is granted, and the content and effect of such actions, shall be exercised in full compliance with the provisions of Council of Ministers Act 38 and the Companies Act, and with particular regard to the fact that according to Council of Ministers Act 38/2012 the offer price of the New Shares concerning the part of the Increase that may be covered by cash be lower than the part of the Increase that may be covered by contribution in kind. Likewise, the Board of Directors is authorized to determine the absolute number of New Shares to be issued under the Increase, on the basis of the Offer Price determined by the Board, as above.

As stated in the Board Report, it is proposed that the Offer Price may be higher than the market price of the Bank’s share as at the ex-right date.

(c) Increase coverage: the option to cover the Increase partly by cash and partly by contribution in kind.

Specifically:

(1) an amount up to EUR 975.6 million of the Total Increase, may be covered by cash, retaining the pre-emption rights in respect of this part for the existing common shareholders of the Bank and cancelling the pre-emption rights in respect of the same part for the preference shareholders of the Bank (the In Cash Increase), while

(2) an amount up to EUR 9,756 million of the Total Increase, i.e. the total thereof, may be covered by contribution in kind and, more specifically, by contribution of EFSF-issued bonds held by the HFSF, this option of coverage being reserved by the Bank only for the HFSF, cancelling the pre-emption right for all the other, whether common or preference, shareholders of the Bank, as per the provisions of Article 5 of the Bank’s Articles of Association (the In Kind Increase).

In respect of the coverage of the Increase the Board of Directors proposes in particular that:

(a) in the event that the coverage of the In Cash Increase falls short of EUR 975.6 million, the Increase be covered as follows:

(a.1) if the In Cash Increase has been covered by a cash amount of at least EUR 800 million, the In Cash Increase shall be considered covered by the amount actually paid up, and the remaining amount multiplied by ten that had been calculated in the In Cash Increase may be covered by taking up from the HSFS contingent convertible bonds (CoCos), which the Bank may issue, in accordance with the second item on the present agenda, so that the Total Share Capital Increase is limited respectively and the 10% participation of the private sector in the Total Increase is attained by covering the In Cash Increase.

(a.2.) if the In Cash Increase has been covered in cash in an amount of less than EUR 800 million, those who exercised pre-emption rights and, if any, Subscription Rights, shall be entitled to opt between either (i) keeping the coverage application they have filed with the Bank in effect, regardless of the fact that a cash amount of less than EUR 800 million has been paid, or (ii) revoking the aforesaid coverage application, being entitled to a refund from the Bank, without interest, for any amount they have paid to participate in the Increase. More specifically, the said coverage application shall clearly set out the aforesaid options available to those exercising these rights, enabling them to state whether they wish the coverage application they have filed to remain in effect even if the In Cash Increase is not covered by the minimum cash amount of EUR 800 million. The said procedure shall be set out in detail in the Information Circular to be released by the Bank regarding the tender offer for the new common shares to be issued under the Increase and their listing on the ATHEX.

(b) In any case, if any part of the amount calculated in the In Cash Increase remains uncovered, despite the provisions of (a.1.) and (a.2.) hereinabove, it shall be covered by the HFSF, as per the proposals regarding the In Kind Increase and pursuant to the Recapitalization Programme.

(d) Pre-emption right: In respect of the In Cash Increase, the granting of a pre-emption right in the said part of the Increase to the existing ordinary shareholders of the Bank in line with their participation in the ordinary share capital of the Bank, and a subscription right (to be exercised concurrently with the exercise of the pre-emption right) for coverage, on their part, over the number of New Shares without limitation (the Subscription Right). The exercise of Subscription Rights will be possible if those who exercised such rights have fully exercised their pre-emption rights such as pertain to them, and the satisfaction of the Subscription Rights will be possible insofar as unsubscribed New Shares have resulted from the exercise of pre-emption rights. If the New Shares remaining unsubscribed after the exercise of pre-emption rights are not sufficient to fully satisfy the requests/applications as per the exercise of the Subscription Rights, such requests will be satisfied pro rata.

It is proposed that the following persons be given pre-emption rights in the In Cash Increase:

•                  all shareholders of the Bank who are listed in the Helex DSS as at the second working day after the ex-rights date (as per article 5.2 of the Athens Exchange Rulebook, as currently in force), provided they still hold these rights as at the date they exercise them, and

•                  all those who acquire pre-emption rights in the period when such rights are negotiated on the ATHEX.

If shares remain unsubscribed, despite the exercise, as above, of the pre-emption rights and the Subscription Right, the Board of Directors may, in accordance with article 13.8 of the Companies Act, offer them, at its discretion, to any person, under the conditions specified in the Companies Act and Council of Ministers Act 38/2012.

As regards the In Kind Increase and the right to participate in it, the Board proposes cancellation, in accordance with the Bank’s Articles of Association (Article 5), of the pre-emption rights of both common and preference shareholders for the reasons set out hereinbelow and that this Increase be covered solely by the HFSF with the contribution of EFSF bonds or other financial instruments of the EFSF in implementation of the recapitalization programme.

(e) Deadline for exercising pre-emption rights

It is proposed that the deadline for existing shareholders of the Bank to exercise their pre-emption rights be set at a minimum of 15 days commencing, in any event, as of the date on which the offer price of the New Shares is determined by the Board and in accordance with applicable company and stock market law.

(f) Coverage deadline

It is proposed that the timeframe allowed for coverage of the New Shares be at least 16 days commencing, in any event, as of the date on which the offer price of the New Shares is determined by the Board and in accordance with applicable company and stock market law.

(g) Granting of authorities to the Board: Besides the granting of authorities to the Board of the Bank pursuant to Article 13.6 of the Companies Act, it is proposed that authorities be granted to the Board generally for any other more specific issues relating to the Increase, including:

(1) setting the ex-rights date, beneficiaries date, as well as the commencement and expiry of the period for exercising the pre-emption and Subscription Rights, and any other procedural and technical detail with regard to the exercise of pre-emption and Subscription rights;

(2) defining the procedure for refunding the funds committed in the event that the exercised pre-emption and Subscription Rights are not satisfied, and;

(3) preparing and finalizing the Information Circular for the Offer and the listing of the New Shares, and approval of such by the Capital Market Commission.

A.2. Information on the use of funds raised in the previous share capital increase

The funds raised were used in toto to strengthen the Core Tier I capital of the Group in accordance with section 4.1.4 of the Offering Circular of 16.9.2010.

A.3. Information that should give a clear and full picture of the investment plan of the issuer, the timeframe for its implementation, and a breakdown of the way in which the funds raised will be used

The Increase is being carried out in implementation of the Recapitalization Programme and the total funds to be raised through the Increase will be used exclusively to meet the Bank’s capital needs in line with applicable legislation.

No other use for the raised funds is foreseen for by the Board.

It should be noted that if according to the most recent data on the Group’s capital adequacy and having taken into account the said Increase, the requirement for a minimum Core Tier 1 CAD of 9% on risk-weighted assets is not fulfilled, as stipulated in Bank of Greece Executive Committee Act 13/28.3.2013, the Bank shall carry out actions and transactions aiming at improving its capital adequacy with a view to meeting regulatory requirements.

A.4. Announcements by Major Shareholders

There is no major shareholder of the Bank, in the sense described in article 4.1.4.1.2 of the Athens Exchange Rulebook.

A.5. Information on the offer price and whether it can be higher than the stock exchange price at the time of the ex right

As stated hereinabove in section 1, the Board of Directors proposes that it is granted the authorization, as per Article 13.6 of the Companies Act, to specify, at a time subsequent to the EGM that will approve the increase, the offer price of the new shares (hereinafter the Offer Price) and take any other action deemed necessary by law or the Board itself in order to specify the Offer Price in compliance with the provisions of the Companies Act. Such authorization shall be valid for one (1) year of its granting and shall be exercised, as regard the time of implementation of the actions for which it is granted, as well as the content and outcome thereof, in full compliance with the relevant provisions of Council of Ministers’ Act 38/2012 and Law 2190/1920, especially as regards the fact that pursuant to Council of Ministers’ Act 38/2012 it is not possible to offer the New Shares, in the part of the Increase that can be covered by cash, at a price lower than the price of the part of the Increase that can be covered by contribution in kind. In the same context, the Board of Directors is authorized to specify the absolute number of the New Shares to be issued under the Increase, on the basis of the Offer Price specified by the Board as above.

It is furthermore proposed that it will be possible for the Offer Price to be higher than the stock exchange price of NBG shares as at the ex-rights date.

B. Reasons for cancelling the pre-emption rights of the holders of common and preference shares in the In Kind Increase and for cancelling the pre-emption rights of the holders of preference shares in the In Cash Increase

The said cancellation is deemed necessary, as the Bank’s Articles of Association (Article 5.6) extend the pre-emption right to NBG’s shareholders even in case of share capital increase by contribution in kind.

Under Article 7 of Law 3864/2010, the increase may be covered by cash and/or bonds issued by the EFSF and owned by the HFSF, or by other financial instruments issued by the EFSF.

The HFSF will issue titles representing rights of ownership (warrants) of common shares of the Bank for the common shares it will undertake in the Increase, which it will deliver, free of charge, to investors who will participate in the increase, provided that the minimum amount of EUR 800 million is paid up in the In Cash Increase, i.e. the minimum amount, as per Article 7a.1 of Law 3864/2010, of participation of the private sector is attained in the proposed share capital increase (taking also into consideration the possibility that contingent convertible bonds are issued and offered, as described in the second item of the agenda). The warrants are granted by the HFSF at a rate of one warrant for each common share of the Bank obtained by the participants in the increase. Each warrant incorporates the title holder’s right to purchase from the HFSF, at a price specified in accordance with par. 3 of Council of Ministers Act 38/2012, a predetermined number of common NBG shares which the HFSF will acquire as a result of its participation in the proposed Increase. The general features of the warrants are expressly provided for in Article 3 of Council of Ministers Act 38/2012 and set forth an incentive under the law for participation by investors of the private sector in the Increase.

Accordingly, it is deemed necessary that the pre-emption right be limited to 10% of the amount of the share capital increase (i.e. to the minimum percentage participation of the private sector in the proposed share capital increase in accordance with Article 7a.1 of Law 3864/2010) in order to maximize the number of the said warrants which an investor participating in the increase may acquire and enable the calculation, in advance, of the number of such warrants that each participant in the increase may take up. The said points serve the spirit of the provisions of the Recapitalization Programme, which aim primarily at strengthening the capital base of banks with the participation of the private sector.

In respect of the cancellation of the pre-emption right of the holders of NBG preference shares, the Board took the decision on the basis of the following rationale:

(a) as regards the holders of 25,000,000 redeemable non-voting non-cumulative preference shares of the Bank, any offer that may be made to the said holders requires a complex and time-consuming procedure, including approval by the competent foreign supervisory authorities, which cannot be done within the time limits in which NBG’s recapitalization must be completed.

(b) as regards the Hellenic Republic—the sole holder of preference shares under Law 3723/2008, as amended—one of the aims of the Recapitalization Programme is that the capital strengthening of the banks to be recapitalized must be raised, as far as possible, from private investors. Given that the HFSF belongs 100% to the Hellenic Republic, the provision of pre-emption rights for the Hellenic Republic, besides its participation as a common shareholder of the Bank, would not serve the objective of implementing the Recapitalization Programme.”

It should be noted that the decisions of the holders of common shares of the Bank vis-à-vis the reduction in the share capital, the issuance of contingent convertible bonds under Law 3864/2010 and Council of Ministers Act 38/2012, and the Increase, including the cancellation of the pre-emption rights of the shareholders of the Bank, are subject to the approval of the specific General Meetings of the aforesaid holders of preference shares of the Bank.

C. Pursuant to the aforesaid, the Board of Directors proposes an amendment to Article 4 of NBG’s Articles of Association, as follows:

1) Amendment to par. 1 of Article 4 as follows:

“1. The Bank’s share capital amounts to Euro                   and is divided into: (a)                    ordinary shares of a par value of Euro 0.30 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) hereinbelow, of a par value of Euro 0.30 each and (c) 270,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, as defined in par. 2(xlix) and 2(liv) hereinbelow, of a par value of Euro 5.00 each.”

2) Addition of sub-paragraph lx to par. 2 of Article 4, as follows:

“(lx) By resolution of the Extraordinary GM of [•], the Bank’s share capital was increased by                   through the issue of                    new ordinary voting registered shares of the Bank by contribution in cash and in kind pursuant to Law 3864/2010 and

Council Ministers Act 38/2012, as per the specific terms of the aforesaid resolution. Accordingly, the Bank’s share capital amounts to Euro                  , and is divided into (a)                    ordinary shares of a par value of Euro 0.30 each, (b) 25.000.000 redeemable registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) hereinabove, of a par value of Euro 0.30 each, and (c) 270,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, as defined in par. 2(xlix) and 2(liv) hereinabove, of a par value of Euro 5.00 each.”

ANNEX 1

HOW SHAREHOLDERS CAN EXERCISE THEIR SHAREHOLDER RIGHTS

In accordance with articles 26.2b and 28a of the Companies Act, as amended and supplemented by, respectively, articles 3 and 5 of Law 3884/2010, the Bank informs shareholders of the following:

ENTITLEMENT TO PARTICIPATE IN THE GENERAL MEETING

Any person listed as a shareholder (i.e. holder of common registered shares of the Bank) in the registry of the Dematerialized Securities System [formerly the Central Securities Depository] managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are recorded, is entitled to participate in the Extraordinary General Meeting, according to the specific provisions outlined hereinbelow. Each common share is entitled to one vote. Under article 1 of Law 3723/2008, the Bank’s preference shares of Law 3723/2008 entitle the representative of their holder (the Hellenic Republic) to attend the Meeting. Proof of shareholder status should be provided by presenting to the Bank relevant certification from HELEX at the latest by the third day prior to the Meeting. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalisation documents, unless these documents have already been filed with our Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form. Alternatively, proof of shareholder status can be provided through direct electronic link-up of the Bank with the records of the Dematerialized Securities System.

Shareholder status must exist on 14 April 2013 (Record Date), i.e. at the start of the 5th day prior to the date of the General Meeting of 19 April 2013, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 16 April 2013 at the latest, i.e. on the 3rd day prior to the date of the Extraordinary General Meeting. Only those who have shareholder status on the said Record Date are considered to be entitled to participate and vote in the Extraordinary General Meeting. Shareholders who do not comply with the provisions of article 28a of the Companies Act may participate in the Extraordinary General Meeting only after the Meeting has authorized them to do so. To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the Record Date and the Extraordinary General Meeting.

PROCEDURE FOR VOTING BY PROXY

The shareholder may participate in the Extraordinary General Meeting and may vote either in person or by proxy. Each shareholder may appoint up to 3 proxy holders. Legal entities may participate in the Extraordinary General Meeting by appointing up to 3 natural persons as proxy holders. However, if the shareholder owns shares in the Bank that are held in more than one Investor Securities Account, such limitation shall not prevent the shareholder from appointing, in respect of the Extraordinary General Meeting, separate proxy holders for the shares appearing in each Account. A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the Extraordinary General Meeting commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder: (i) is a controlling shareholder of the Bank or is another entity controlled by such shareholder; (ii) is a member of the Board of Directors or in general the management of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; (iii) is an employee or an auditor of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; (iv) is a spouse or close relative (1st degree) of a natural person referred to in (i) to (iii) hereinabove.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the Extraordinary General Meeting. The Bank shall make available the form to be used for appointing a proxy holder on its website (www.nbg.gr). The said form, filled in and signed by the shareholder, must be filed with the Bank’s Shareholder Sub-Division (ground floor, 93 Eolou Street, Athens) or the Head Branch or any branch of the Bank’s network, or sent by fax to +30 2103343404, 2103343406, 2103343410 and 2103343443 at least 3 days prior to the date of the General Meeting. Shareholders should confirm that the appointment-of-proxy form has been successfully received by the Bank by calling +30 2103343415, 2103343421, 2103343416 and 2103343419. The Articles of the Bank do not provide for participation in the Extraordinary General Meeting by electronic means without the Shareholder attending the Meeting in person at the place where it is held. Similarly, the Articles do not provide for participation in voting by distance voting.

MINORITY RIGHTS

(a) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Bank’s Board of Directors is obliged to include additional items in the Agenda of the Extraordinary General Meeting, provided that the said request is communicated to the Board at least 5 days prior to the General Meeting. The said request should be accompanied by justification or a draft resolution to be approved by the Extraordinary General Meeting and the revised agenda shall be disclosed in the same manner as the previous agenda 4 days prior to the Extraordinary General Meeting and at the same time made available to shareholders through the Bank’s website, along with the justification or draft resolution tabled by the shareholders, in accordance with the provisions of article 27.3 of the Companies Act.

(b) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Board of Directors shall, in accordance with the provisions of article 27.3 of the Companies Act, make available to shareholders, at least 2 days prior to the Extraordinary General Meeting, any draft resolutions on the items included in the initial or revised agenda, provided that the said request is communicated to the Board at least 2 days prior to the Extraordinary General Meeting.

(c) If any shareholder so requests, and provided that the said request is filed with the Bank at least 2 full days before the Extraordinary General Meeting, the Board of Directors is obliged to provide the Extraordinary General Meeting with information regarding the affairs of the Bank, insofar as such information is relevant to a proper assessment of the items on the agenda. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes. The Board of Directors may provide a single answer to shareholders’ requests that are of similar content. The obligation to provide information does not apply in the event that such information is already available through the Bank’s website, particularly in the case of frequently asked questions.

(d) If shareholders representing 1/5 of the paid-up capital of the Bank so request, and provided that the said request is filed with the Bank at least 2 full days prior to the Extraordinary General Meeting, the Board of Directors is obliged to provide the Extraordinary General Meeting with information on the course of the business affairs and financial status of the Bank. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes.

In all the aforesaid cases the shareholders making requests are required to prove their shareholder status as well as the number of shares they hold as at the time of exercising the relevant right. A certificate to this effect from HELEX or verification of shareholder status through direct electronic link-up between the records held by HELEX and the Bank may also serve as such proof.

In the event that the Extraordinary General Meeting of Shareholders held on 19 April 2013 does not achieve quorum, Shareholders are hereby invited to attend a 1st Repeat Meeting on Wednesday, 24 April 2013, at 13:00, at the same address.

For shareholders to be entitled to participate in the 1st Repeat Meeting, shareholder status must exist on 20 April 2013 (Record Date), i.e. at the start of the 4th day prior to the date of the 1st Repeat Meeting of 24 April 2013, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 21 April 2013 at the latest, i.e. on the 3rd day prior to the date of the 1st Repeat Meeting.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the 1st Repeat Meeting.

In the event that the Extraordinary General Meeting of Shareholders held on 24 April 2013 does not achieve quorum, Shareholders are hereby invited to attend a 2nd Repeat Meeting on Monday, 29 April 2013, at 13:00, at the same address.

For shareholders to be entitled to participate in the 2nd Repeat Meeting, shareholder status must exist on 25 April 2013 (Record Date), i.e. at the start of the 4th day prior to the date of the 2nd Repeat Meeting of 29 April 2013, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 26 April 2013 at the latest, i.e. on the 3rd day prior to the date of the 2nd Repeat Meeting.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the 2nd Repeat Meeting.

With regard to the procedure whereby Shareholders exercise their voting rights and minority rights at the 1st and 2nd Repeat Meetings, should such Meetings take place, all the respective provisions set out hereinabove shall, mutatis mutandis, apply.

AVAILABLE DOCUMENTS AND INFORMATION

The information required under article 27.3 of the Companies Act, including the invitation to the Extraordinary General Meeting, the proxy appointment form and the draft resolutions on the items of the agenda shall be made available in electronic form on the website of the Bank at www.nbg.gr. Hard copies of the full text of the draft resolutions and any documents specified under article 27.3(c) and (d) of the Companies Act can be obtained from the Bank’s Shareholder Sub-Division (ground floor of the Megaro Mela, 93 Eolou Street, Athens).

ANNEX 2

NATIONAL BANK OF GREECE

Number of votes:

BALLOT PAPER FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

19 APRIL 2013

(and of any adjourned or postponed meetings thereof)

	NO	ABSTAIN
ITEM 1:

Reduction in the ordinary share capital of the Bank through simultaneous (i) increase in the nominal value of each common registered voting share of the Bank and reduction in the aggregate number of such shares by means of a reverse split, and (ii) reduction in the nominal value of each common voting share of the Bank (as it stands after the reverse split), in order to form an equivalent special reserve, as per article 4.4a of the Companies Act. Amendment of Article 4 of the Bank’s Articles of Association. Granting of authorities.

ITEM 2:

Issuance, in implementation of Law 3864/2010 and Council of Ministers Act 38/2012 and pursuant to the provisions thereof, of unsecured, perpetual and subordinated bonds, contingently convertible into common, dematerialized, registered voting shares of the Bank, redeemable by the Bank in a total principal amount of up to EUR 1,900 million (to be determined by the Bank of Greece), to be paid by contribution in kind, offering them through private placement and cancelling the pre-emption rights of the shareholders of the Bank. Granting of authorities to the Board of Directors of the Bank to carry out the actions required to issue and offer the bonds as per the terms for covering the share capital increase as described in agenda item 3 below.

ITEM 3:

Increase in the share capital of the Bank to raise funds of up to EUR 9,756 million by issuing new common registered voting shares, in accordance with Law 3864/2010, through payment in cash and/or contribution in kind with pre-emption rights for the existing shareholders in respect of the part of the increase that may be covered by cash, and cancellation of pre-emption rights in respect of the part of the increase that may be covered by contribution in kind. Cancellation of the pre-emption rights of preference shareholders of the Bank in the said increase. Granting of authorities to the Board of Directors to determine the offer price of the new shares (pursuant to article 13.6 of the Companies Act), and to specify the terms of the said share capital increase. Amendment of Article 4 of the Bank’s Articles of Association.

NOTE:   IF YOU WISH TO VOTE IN FAVOUR OF ALL THE ABOVE ITEMS, SIMPLY DELIVER THIS BALLOT PAPER WITH NO MARKS HEREON

NATIONAL BANK OF GREECE

Number of shares and voting rights

In line with the provisions of article 27.3(b) of the Companies Act 2190/1920, as amended, National Bank of Greece hereby discloses the total number of shares and voting rights existing as at 10 April 2013, the date of the invitation to shareholders to attend the Bank’s forthcoming Extraordinary General Meeting:

•                  1,226,601,200 common registered shares with the right to vote at the Extraordinary General Meeting;

•                  25,000,000 redeemable non-voting non-cumulative preference shares, as specified in article 4.2.xlvii of the Bank’s Articles of Association, without the right to vote at the Extraordinary General Meeting;

•                  270,000,000 redeemable preference shares under Law 3723/2008 held by the Hellenic Republic, as stated in article 4.2.xlix of the Bank’s Articles of Association, but with the rights provided under Law 3723/2008 to the representative of the Hellenic Republic.

DECLARATION — AUTHORIZATION FOR PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE TO BE HELD ON 19/4/2013, AND ANY REPEAT MEETINGS THEREOF

To National Bank of Greece S.A.

Shareholder Sub-Division

93 Aiolou St., Athens, 10232

SHAREHOLDER’S PARTICULARS

NATURAL PERSON		LEGAL ENTITY

Surname :		Name :

First name :		Representative:

Father’s name :		Authorized Contact:

Evidence of ID :	ID card ☐ Passport ☐

ID card/Passport No.:		Registered Office:

Telephone No.:		Telephone No.:

INVESTOR’S ACCOUNT:		INVESTOR’S ACCOUNT:

Share	Number of shares
GRS003013000
NATIONAL BANK OF GREECE S.A.

AUTHORIZATION

I, the undersigned Shareholder, solemnly declare that I am a shareholder of the Bank on the Record Date (as stated in the Invitation to the General Meeting) and intend to participate in the above General Meeting. Furthermore, I hereby appoint Mr/Mrs/Ms:

to be my proxy, granting authority (jointly or to each one separately) to represent me in the Extraordinary General Meeting of Shareholders of National Bank of Greece to be held on 19/4/2013 and any repeat meetings thereof, declaring in advance that I approve of any action taken by him/her in respect thereof. I further authorize my proxy to appoint another proxy to act for him/her in the event of impediment.

It is hereby certified* that the shareholder’s signature	Date

appears genuine	The Shareholder

(*by the Greek consulate authorities or any NBG branch)	(Shareholder’s signature)

Note for Natural Persons:

If no proxy is declared, it shall be understood that you will participate in person at the General Meeting.

You are requested to fill in, sign and send this form to the Bank’s Shareholders Service (93 Eolou St., Athens, ground floor) or to the Head Office or any branch of the Bank, or by fax to: +30 2103343404, +30 2103343406, +30 2103343410 and +30 210 3343443 by Tuesday, 16/4/2013, at the latest and for the 1st Repeat of 24/4/2013 by Sunday 21/4/2013 at the latest and for the 2nd Repeat of 29/4/2013 by Friday 26/4/2013 at the latest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Petros Christodoulou
(Registrant)

Date: April 16th, 2013
Deputy Chief Executive Officer